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                              June 7, 2023

       Richard Brand
       Partner
       Cadwalader, Wickersham & Taft LLP
       200 Liberty Street
       New York, NY 10281

                                                        Re: Masimo Corporation
                                                            Schedule 13D/A
filed May 1, 2023
                                                            Filed by Quentin
Koffey et al.
                                                            File No. 005-83497

       Dear Richard Brand:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used herein have the same meaning as in your Schedule 13D (as amended, the
       "Schedule 13D"), unless otherwise indicated.

       Schedule 13D/A filed May 1, 2023

       General

   1.                                                   Your Schedule 13D
states that the funds to acquire the Common Stock were    derived
                                                        from the capital of the
Politan Funds.    If any part of the purchase price was represented
                                                        by funds or other
consideration borrowed or otherwise obtained for the purpose of acquiring, holding,
trading or voting the Common Stock, revise the Schedule 13D to provide a description
of the transaction(s) and the names of the parties thereto. Refer to
                                                        Item 3 of Schedule 13D.
In this regard, we refer to the article entitled    Partnering With
                                                        the Next Wave of
Activists    (May 17, 2022) available on the LinkedIn page of EnTrust
                                                        Global Partners LLC.
The article refers to the fact that Politan has raised capital on a deal-by-deal basis and
refers to the relationship between EnTrust and Politan as one of investment partners
with whom we have recently launched activist campaigns.
 Richard Brand
Cadwalader, Wickersham & Taft LLP
June 7, 2023
Page 2
2. Refer to comment one above. Please provide us with a legal analysis regarding whether the persons named in Item 2 of the Schedule 13D have entered into contracts, arrangements, understandings or relationships (legal or otherwise) with Dennis
         Washington or EnTrust Global Partners LLC (or their respective affiliates) with respect to any securities of Masimo Corporation. Refer to Item 6 of Schedule 13D (which, if
         determined to be further applicable in the context of Politan   s
association with these
         parties, would require disclosure of, for example, contracts, arrangements, understandings, or relationships involving the division of profits or loss on any joint investment or the giving and withholding of proxies).
3. Refer to comments one and two above. File as exhibits any written agreements, contracts, arrangements, understanding, plans or proposals referenced in Item 7 of Schedule 13D, including the agreements underlying the Physically Settled Swaps and Cash Settled
         Swaps.
4. Please explain how you determined that EnTrust Global Partners LLC and Politan (or their respective affiliates) have not formed a group under Section 13(d)(3) of the
         Exchange Act. Provide the same analysis as to Dennis Washington and Politan.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202)
551-8573.



FirstName LastNameRichard Brand                               Sincerely,
Comapany NameCadwalader, Wickersham & Taft LLP
                                                              Division of
Corporation Finance
June 7, 2023 Page 2                                           Office of Mergers
& Acquisitions
FirstName LastName